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                                                                 Exhibit (a)(15)

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To: All Amway Management and Employees

Subject: Tender Offer Announcement

Today, we announced the decision by the Van Andel and DeVos families to make a cash tender offer for the shares of common stock of Amway Japan Limited and Amway Asia Pacific, Ltd., that are not currently owned by the families. Details about this offer are provided in the accompanying official news releases.

We recognize that this decision may come as a surprise to many of you and for some investors this may be a disappointment. We believe it is important that everyone understands that this offer represents a strategic business decision intended to strengthen and grow our business in the long run. While the announcement might seem to be relevant only to the shareholders of Amway Japan Limited and Amway Asia Pacific, Ltd., this strategic decision and the bigger picture of where Amway is headed into the 21st century are of vital importance to all employees of Amway and its sister corporations.

The Offer
First, let us explain the tender offer itself. This is a fully financed offer at a full and fair price. The shareholders will be offered a substantial premium, in cash, to the current share price. And in fact, the offer price is higher than the 52-week high of either company.

These offers have been approved by the independent members of the AJL Board and the AAP Board. The Boards retained Goldman, Sachs & Co. and Cleary Gottlieb as independent legal counsel, respectively, to the boards of Amway Asia Pacific and Amway Japan. Morgan Stanley Dean Witter and J.P. Morgan are acting as global advisors to the families, and Jones Day provided legal counsel to the families, with respect to the tender offer.


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The Future
Let's now focus on what this means to the Amway business in Asia and worldwide. With this offer we, are increasing our commitment to Amway's Asian businesses. In fact, this commitment follows several other major investments in recent years, including $300 million for a new headquarters building in Tokyo, Japan, $200 million for a new distribution center in Hachioji, Japan, and $20 million to upgrade the manufacturing plant in Guangzhou, China.

From a broader perspective, this is a strategic decision to give Amway the flexibility it needs to succeed in the rapidly changing global marketplace.

Amway has a new, clear, powerful vision statement for its future: helping people live better lives. Whether you are an IBO building a business, an employee building a career, or a consumer using our products, it is our vision to help people live better lives. This statement reflects a broader, more encompassing vision than we have had before, it truly reflects the diverse nature of what Amway means to all our various audiences.

This offer will allow Amway to take major steps toward achieving that vision. Specifically, it will allow us to accelerate realignments in the financial and operational areas of our business under a single, global corporate structure - realignments that would be difficult to do under the current structure of public and private Amway companies.

The transaction will also help Amway customize its support for individual markets, allowing the company to better meet the differing needs and priorities of each unique market.

The Communications
Amway is informing employees, distributors/IBOs, shareholders, the investment community and the media about this offer in a number of ways.

ABN will provide information online, as will the website for Amway Japan (www.ajl-amway.com) and the website for Amway Asia Pacific (www.aap-amway.com). Shareholders, of course, will also receive detailed information. There will be memos, such as this one, for employees, and we will be providing more information in employee meetings and through other communications channels. A variety of messages will also go out to Amway distributors/IBOs worldwide.

Last week we celebrated Amway's 40th anniversary - an outstanding accomplishment. Today's announcement is an important step towards positioning this business for growth in the 21st century. With the recent launch of Quixtar and IMC, and the continued launch of outstanding, new products such as Magna B loc Therapeutic Magnets and Ocean Essentials, this business has only scratched the surface of what can be achieved around the world. We're confident that this offer will enable us to make changes and commitments that will play an essential part in strengthening the foundation for success already in place.


               Steve Van Andel           Dick DeVos